Exhibit (a)(5)(i)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell Class B shares or American Depositary Shares of Quilmes Industrial (Quinsa), S.A. The offer (as defined below) is made solely by the Offer to Purchase dated August 18, 2004, and the related Letters of Transmittal, and any amendments or supplements thereto. The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Class B shares or American Depositary Shares in any jurisdiction in which the making or acceptance of offers would not be in compliance with the laws of that jurisdiction. In any jurisdictions where the laws require that the offer be made by a licensed broker or dealer, the offer shall be deemed to be made on behalf of the Company by UBS Securities LLC, the Dealer Manager for the offer or one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Notice of Offer to Purchase for Cash
by
QUILMES INDUSTRIAL (QUINSA), S.A.
Up to 8,400,000 of its Class B Shares (Including Class B Shares
Held as American Depositary Shares)
at
A Purchase Price of Not Greater Than $9.50 Nor Less Than $8.00 per Class B Share

     Quilmes Industrial (Quinsa), S.A., a Luxembourg corporation (“Quinsa” or the “Company”), invites its stockholders to tender their Class B shares (including Class B shares held as American Depositary Shares (“ADSs”)) at prices specified by such stockholders, not greater than $9.50 nor less than $8.00 per Class B share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 18, 2004 (the “Offer to Purchase”), in the related Letter of Transmittal to Tender Shares and in the related Letter of Transmittal to Tender American Depositary Shares, which collectively, as they may be amended or supplemented from time to time, constitute the offer. Stockholders may tender Class B shares in the form of either shares or ADSs. Each of the Company’s ADSs represents two Class B shares. Therefore, the Company will treat each tender of an ADS as a tender of the two underlying Class B shares and, upon the terms and subject to the conditions of the offer, will purchase each ADS properly tendered and not properly withdrawn at a purchase price equal to twice the purchase price that the Company selects for the Class B shares, net to the seller in cash, without interest.

THE OFFER, THE PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT
10:00 a.m., NEW YORK CITY TIME, WHICH IS 4:00 p.m. LUXEMBOURG TIME, ON THURSDAY,
SEPTEMBER 16, 2004, (THE “EXPIRATION DATE”) UNLESS THE OFFER IS EXTENDED.

     The offer is not conditioned upon any minimum number of Class B shares and/or ADSs being tendered. The offer is, however, subject to other conditions described in the Offer To Purchase.

     Upon the terms and subject to the conditions of the offer, the Company will determine a per Class B share price, not greater than $9.50 nor less than $8.00 per Class B share, that it will pay for the Class B shares (including those tendered as ADSs) properly tendered and not properly withdrawn pursuant to the offer taking into account the number of Class B shares (including those tendered as ADSs) so tendered and the prices specified by tendering holders. The Company will select the lowest purchase price that will allow it to purchase 8,400,000 Class B shares (including those tendered as ADSs), or such lesser number as are properly tendered and not properly withdrawn, pursuant to the offer. The Company will purchase at the selected price all Class B shares (including those tendered as ADSs) validly tendered at prices at or below the purchase price and not properly withdrawn upon the terms and subject to the conditions of the offer, including the proration provisions. Upon the terms and subject to the conditions of the offer, if more than 8,400,000 Class B shares (including those tendered as ADSs), or such greater number of Class B shares (including those tendered as ADSs) as the Company may elect to purchase subject to applicable law, have been properly tendered at prices at or below the selected purchase price and not properly withdrawn, the Company will purchase Class B shares properly tendered at or below the selected purchase price (including those tendered as ADSs) on pro rata basis.

     The Company expressly reserves the right to extend the offer at any time and from time to time by oral or written notice to the ADS Tender Agent and the Share Tender Agent (as each is defined in the Offer to Purchase) and by making a public announcement of such extension, in which event the term “Expiration Date” shall mean the latest time and date to which the offer, as so extended by the Company, shall expire. During any such extension, all Class B shares (including those tendered as ADSs) tendered and not properly withdrawn will remain subject to the offer and to the right of the tendering stockholder to withdraw such stockholder’s Class B shares and ADSs. The Company also expressly reserves the right, in its sole discretion, to purchase additional Class B shares (including those tendered as ADSs), subject to applicable legal requirements.

     Tenders of Class B shares and ADSs made pursuant to the offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after midnight, New York City time, on Thursday, October 14, 2004, which is 6:00 a.m. Luxembourg time, on Friday, October 15, 2004, unless previously accepted for payment as provided in the Offer to Purchase. To be effective, in the case of tendered ADSs, an original signed notice of withdrawal must be timely received by the ADS Tender Agent at one of its addresses set forth on the back cover of the Offer to Purchase. In the case of tendered Class B shares, an original signed notice of withdrawal must be timely received by the Share Tender Agent at its address set forth on the back cover of the Offer to Purchase.

     Each notice of withdrawal that relates to ADSs must specify the name of the person who tendered the ADSs to be withdrawn, the number of ADSs to be withdrawn, the name of the registered holder of the ADSs, if different from that of the person who tendered such ADSs, and the serial numbers shown on the American Depositary Receipts (“ADRs”) evidencing the ADSs to be withdrawn. If the ADSs to be withdrawn have been delivered to the ADS Tender Agent, a signed original notice of withdrawal with signatures guaranteed by an Eligible Institution (as defined in the Offer to Purchase), except in the case of ADSs tendered by an Eligible Institution, must be submitted prior to the release of such ADSs. In the case of ADSs tendered pursuant to the procedures for book-entry transfer, any such notice must specify the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn ADSs.

     Each notice of withdrawal that relates to Class B shares must specify the name of the tendering holder of the Class B shares to be withdrawn and the number of Class B shares to be withdrawn, or if bearer shares are to be withdrawn, the bearer certificate number of each share to be withdrawn. In the case of Class B shares tendered through a Clearing System (as defined in the Offer to Purchase), the tendering holder must remove or cause the removal of the block on those Class B shares in the Clearing Systems.

     For purposes of the offer, the Company will be deemed to have accepted for payment and therefore purchased Class B shares (including those tendered as ADSs) that are properly tendered at or below the purchase price and not properly withdrawn, subject to the proration provisions of the offer, only when, as and if the Company gives oral or written notice to the Share Tender Agent and the ADS Tender Agent of its acceptance of the Class B shares and the ADSs, respectively, for payment pursuant to the offer.

     Payment for ADSs tendered and accepted for payment pursuant to the offer will be made only after timely receipt by the ADS Tender Agent of ADRs evidencing such ADSs (or a timely confirmation of a book-entry transfer of such ADSs into the ADS Tender Agent’s account at the Book-Entry Transfer Facility, as defined in the Offer to Purchase), a properly completed and duly executed ADS Letter of Transmittal (or facsimile thereof bearing an original signature) with any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in connection with book-entry delivery, and any other documents required by the ADS Letter of Transmittal.

     Payment for Class B shares tendered and accepted for payment pursuant to the offer will be made only after timely receipt by the Share Tender Agent of a properly completed and duly executed Share Letter of Transmittal (or facsimile thereof bearing an original signature) and, written confirmation from the Company that the holders tendering registered Class B shares are recorded as the registered owners of those shares in the Company’s share registry, bearer stock certificates evidencing such Class B shares in the case of Class B shares tendered in bearer form, or written confirmation from the Clearing System that the shares tendered have been blocked in the Clearing System in the case of Class B shares tendered through a Clearing System, together with any other documents required by the Share Letter of Transmittal.

     After a thorough evaluation of the Company’s expected capital needs, financial condition, strategies and possible alternative uses of available cash and borrowing capacity, the Company’s Board of Directors determined that the repurchase of up to 8,400,000 of the Company’s Class B shares (including those held as ADSs) through a tender offer at a purchase price per Class B share of between $8.00 and $9.50 (or between $16.00 and $19.00 per ADS) would be a desirable use of a portion of the Company’s cash and borrowing capacity. The Company’s Board of Directors concluded that, given the recent reduced liquidity in the trading markets for its Class B shares and ADSs, the offer would provide stockholders with an alternative to open market sales to sell their Class B shares and/or ADSs. The offer permits stockholders who elect not to tender to retain a greater percentage ownership following the offer and thus in the Company’s future earnings and assets and to bear the attendant risks associated with owning the Company’s Class B shares and ADSs.

     The Company’s Board of Directors has approved this offer. However, neither the Company nor its Board of Directors nor the Dealer Manager nor any other agent acting on the Company’s behalf make any recommendation to any stockholder as to whether to tender or refrain from tendering Class B shares or ADSs or as to the purchase price or purchase prices at which stockholders may choose to tender their Class B shares or ADSs. Stockholders must make their own decision as to whether to tender their Class B shares or ADSs and, if so, how many Class B shares or ADSs to tender and the price or prices at which they will tender their Class B shares or ADSs. Beverage Associates (BAC) Corp., one of the Company’s two largest shareholders, does not own any Class B shares or ADSs. Companhia de Bebidas das Americas-AmBev, one of the Company’s two largest shareholders, will not tender any Class B shares or ADSs pursuant to this offer. The Company’s directors and executive officers who own Class B shares or ADSs have advised the Company that they do not intend to tender any of their Class B shares or ADSs in the offer.

     The receipt of cash by stockholders for tendered Class B shares and ADSs purchased by the Company in the offer will generally be treated for United States federal income tax purposes either as a sale or exchange eligible for capital gain or loss treatment or a dividend. The receipt of cash by stockholders for tendered Class B shares and ADSs purchased by the Company in the offer will generally be treated for Luxembourg income tax purposes either as a sale eligible for capital gain or loss treatment or income from securities. Tendering stockholders who are non-residents of Luxembourg may in certain circumstances be subject to Luxembourg income taxation on part of the cash they receive in exchange for the Class B shares and ADSs. Holders of Class B shares and ADSs are strongly encouraged to read the Offer to Purchase for additional information regarding the United States federal income tax and Luxembourg income tax consequences of participating in the offer.

     The information required to be delivered by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

     THE OFFER TO PURCHASE AND THE RELATED LETTERS OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.

     Copies of the Offer to Purchase and the Letter of Transmittal to Tender American Depositary Shares are being mailed to record holders of ADSs. Copies of the Offer to Purchase and the Letter of Transmittal to Tender Shares will be distributed to participants in the Clearing Systems. Additional copies of the Offer to Purchase, the Letters of Transmittal and the Notice of Guaranteed Delivery may be obtained at the Company’s expense from the Information Agent or the Share Tender Agent at their respective addresses and telephone numbers set out below. Copies of the Company’s annual accounts may be obtained at the Company’s expense from the Share Tender Agent at its address and telephone number set out below. Any questions or requests for assistance may be directed to the Information Agent, the Dealer Manager or the Share Tender Agent at their respective telephone numbers and addresses set out below. Stockholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the offer.

The Information Agent for the Offer is:

D.F. KING & CO., INC.
48 Wall Street, 22nd Floor
New York, NY 10005
Banks and Brokerage Firms Please Call: (212) 269-5550 (Call Collect)
All Others Call Toll Free: (888) 628-8208

The Dealer Manager for the Offer is:

UBS Investment Bank
299 Park Avenue
New York, New York 10171
(212) 821-6011 (Call Collect)
(877) 216-7104 (Call Toll Free)

The ADS Tender Agent for the Offer is:

THE BANK OF NEW YORK

By Mail:	By Overnight Delivery:	By Hand:	For Notice of Guaranteed Delivery:
The Bank of New York	The Bank of New York	The Bank of New York	(for Eligible Institutions only)
Tender & Exchange Dept.	Tender & Exchange Dept.	Tender & Exchange Dept.–11W	By Facsimile Transmission:
(Quinsa Tender Offer)	(Quinsa Tender Offer)	101 Barclay Street	(212) 815-6433
P.O. Box 859208	161 Bay State Road	Receive & Deliver Window-	To Confirm Facsimile
Braintree, MA 02185-9208	Braintree, MA 02184	Street Level	Transmission Only:
		New York, NY 10286	(212) 815-6212

The Share Tender Agent for the Offer is:

DEXIA Banque Internationale à Luxembourg

By Mail:	By Hand or Courier Delivery:	By Facsimile Transmission:
Dexia-BIL	Dexia-BIL	+352-4590-4218
69, route d-Esch	69, route d-Esch
L-2953 Luxembourg	L-2953 Luxembourg	For Confirmation Call:
Attn: Corporate Actions	Attn: Corporate Actions	+352-4590-4278
PLM+118D	PLM+118D

August 18, 2004

This advertisement prepared by:	Scheduled to appear in:
The Wall Street Journal—3 col. x 21-1/8” — B/W —August 18 2004 40852 QUINSA – Tombstone 8/16/04 Proof 6 22:00